Exhibit 99.3

A final short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final short form base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

September 5, 2023

TELUS Corporation

Indicative Term Sheet

●% Series CAL Notes due September 8, 2053

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	Series CAL Notes pursuant to Short Form Base Shelf Prospectus of the Company dated August 8, 2022 and the Prospectus Supplement of the Company dated September 5, 2023 (“Notes”).

Principal Amount:	C$300 million (minimum)

Pricing Date:	September 5, 2023

Settlement Date:	September 8, 2023 (T+3)

Maturity Date:	September 8, 2053

Interest Rate:	●% per annum, payable semi-annually in arrears, in equal instalments on March 8 and September 8 of each year, commencing on March 8, 2024.

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44- 102 – Shelf Distributions]

Issue Yield:	●% per annum

Issue Price:	C$● per $100 principal amount

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Expected Credit Ratings(2):	DBRS: BBB (Stable Trend) Fitch: BBB (Stable Outlook) Moody's: Baa2 (Stable Outlook) S&P: BBB (Stable Outlook)

Redemption:	The Notes may be redeemed at any time prior to March 8, 2053 at the option of the Company, in whole or from time to time, in part, on not fewer than 10 nor more than 60 days prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes being redeemed and (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after March 8, 2053 at the option of the Company, in whole or from time to time, in part, on not fewer than 10 nor more than 60 days prior notice at a redemption price equal to 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

Any redemption may, at the Company's discretion, be subject to one or more conditions, and may be revoked if any such conditions are not satisfied.

“Discounted Value of the Notes” shall have the meaning as described in the Prospectus Supplement dated September 5, 2023.

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:	All provinces of Canada.

Covenants:	Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated September 5, 2023).

Change of Control:	The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. See “Details of the Offering - Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated September 5, 2023.

Use of Proceeds:	The net proceeds will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes) and the reduction of cash amounts outstanding under the Receivables Trust as defined in the Prospectus Supplement dated September 5, 2023 (incurred for working capital purposes) and for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP / ISIN:	87971MCD3 / CA87971MCD35

Syndicate:	BMO Nesbitt Burns Inc. (Joint Bookrunner)
Scotia Capital Inc. (Joint Bookrunner)
TD Securities Inc. (Joint Bookrunner)
CIBC World Markets Inc.
RBC Dominion Securities Inc.
Desjardins Securities Inc.
HSBC Securities (Canada) Inc.
National Bank Financial Inc.
J.P. Morgan Securities Canada Inc.
Wells Fargo Securities Canada Ltd.
SMBC Nikko Securities Canada, Ltd.
ATB Capital Markets Inc.

(collectively, the “Agents”).

One or more sections of this term sheet may be provided by members of the Syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions]

(2)	A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

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